# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PhenixFIN Corp, CIK 0001490349
CUSIP: 71742W103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 445 PARK AVENUE, 10TH FLOOR, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 06/16/2025
Filed by CIK 0001358538
Persons authorized to receive notices and communications: David Lorber, 445 Park Avenue, 10th Floor, New York, New York (NY), 10022, (212) 859-0390

## Reporting persons
- David A. Lorber (CIK 0001358538): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 143,145; shared voting power 85,040.41; sole dispositive power 143,145; shared dispositive power 85,040.41; aggregate amount beneficially owned 228,185.41 (11.3% of the class)
  Comment: Based on 2,019,778 common shares outstanding as of May 6, 2025 as reported by the issuer in the Form 10-Q filed with the Securities and Exchange Commission on May 7, 2025.
- FrontFour Master Fund, Ltd. (CIK 0001571801): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 81,662.41; shared voting power 0; sole dispositive power 81,662.41; shared dispositive power 0; aggregate amount beneficially owned 81,662.41 (4% of the class)
  Comment: Based on 2,019,778 common shares outstanding as of May 6, 2025 as reported by the issuer in the Form 10-Q filed with the Securities and Exchange Commission on May 7, 2025.
- FrontFour Capital Group LLC (CIK 0001430308): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 81,662.41; shared voting power 0; sole dispositive power 81,662.41; shared dispositive power 0; aggregate amount beneficially owned 81,662.41 (4% of the class)
  Comment: Based on 2,019,778 common shares outstanding as of May 6, 2025 as reported by the issuer in the Form 10-Q filed with the Securities and Exchange Commission on May 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: PhenixFIN Corp
Address of issuer's principal executive offices: 445 PARK AVENUE, 10TH FLOOR, NEW YORK, New York (NY), 10022
Comment: This Amendment No. 4 amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission ("SEC") on December 20, 2021, and amended by Amendment No. 1 filed with the SEC on May 16, 2022, Amendment No. 2 filed with the SEC on January 3, 2023, and Amendment No. 3 filed with the SEC on March 5, 2024 by David A. Lorber, FrontFour Master Fund, Ltd. and FrontFour Capital Group LLC (collectively, the "Reporting Persons"), with respect to the common stock (the "Common Stock") of PhenixFIN Corporation (the "Company").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The amount of funds used by Mr. Lorber to acquire the Common Stock beneficially owned by him and by his spouse's individual retirement account (IRA), as to which he is deemed to have beneficial ownership, is $6,057,747.10, which was obtained from personal funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Master Fund beneficially owned 81,662.416 shares of Common Stock, Mr. Lorber beneficially owned directly 143,145 shares of Common Stock, and Mr. Lorber was deemed to beneficially own 3,378 shares of Common Stock in his spouse's IRA, constituting approximately 4.0%, 7.1% and less than 1%, respectively, of the shares of Common Stock outstanding.

Mr. Lorber, as a managing member and principal owner of FrontFour Capital, may be deemed to beneficially own the 81,662.416 shares of Common Stock beneficially owned by the Master Fund, which, together with the 143,145 shares of Common Stock he beneficially owns directly and 3,378 shares of Common Stock of which he is deemed to have beneficial ownership, constitute approximately 11.3% of the Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Lorber has the sole power to vote or dispose of 143,145 shares of Common Stock beneficially owned by him and the shared power to vote or dispose of 3,378 shares of Common Stock held in his spouse's IRA.

By reason of his responsibility for the supervision and conduct of investment activities of the Master Fund and as managing member and principal owner of FrontFour Capital, Mr. Lorber may be deemed to possess the shared power to vote and dispose of the shares of Common Stock beneficially owned by the Master Fund.

By reason of its responsibility for the supervision and conduct of investment activities of the Master Fund as its investment manager, FrontFour Capital may be deemed to possess the sole power to vote and dispose of the shares of Common Stock beneficially owned by the Master Fund.
Transactions in the class effected during the past sixty days: Attached as Schedule 5(c).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule 5(c) - Transaction Description

## Signatures
- David A. Lorber: /s/ David A. Lorber, David A. Lorber (06/18/2025)
- FrontFour Master Fund, Ltd.: /s/ David A. Lorber, David A. Lorber/Managing Member (06/18/2025)
- FrontFour Capital Group LLC: /s/ David A. Lorber, David A. Lorber/Managing Member (06/18/2025)